UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response......... 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.	WORK LOCATION
IMATION CORP	41-1838504	1-14310
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
Imation Corp	1 Imation Way	Oakdale	MN	55128-3421	AREA CODE 651	NUMBER 704-4000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
TDK CORPORATION	10% stockholder	13-1, Nihonbashi 1-chome	Chuo-ku	Tokyo	103-8272(Japan)

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the	Name and Address of Each Broker Through Whom the	Broker-Dealer	Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Securities are to be Offered or Each Market Maker	File Number	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	who is Acquiring the Securities		To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
Common	Merrill Lynch, Pierce, Fenner and Smith, Inc. One Bryant Park New York, NY 10036		150,000	$1,375,500	38,661,933	6/3/11	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment

Common Stock, $0.01 par	12/5/07	Negotiated transaction with broker	Merrill Lynch International	915,000	12/5/07	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A

REMARKS:
INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
6/2/2011

DATE OF NOTICE

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.
     /s/ Takakazu Momozuka

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed o printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (04-07)